                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)1

                           ELITE PHARMACEUTICALS,INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    28659T200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             THOMAS J. FLEMING, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 2 of 24 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     BRIDGE VENTURES, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     FLORIDA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    369,970(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                369,970(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     369,970(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 284,720 shares of Common Stock and (b) 85,250 shares of Common Stock issuable upon the exercise of warrants.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 2 of 24 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           SMACS HOLDING CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     FLORIDA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    121,000(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                121,000(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     121,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 46,000  shares of Common Stock and (b) 75,000 shares of Common Stock issuable upon the exercise of warrants.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 4 of 24 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           BRIDGE VENTURES, INC. EMPLOYEE PENSION PLAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     FLORIDA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    102,200(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                102,200(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     102,200(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     EP
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 92,200  shares of Common Stock and (b) 10,000 shares of Common Stock issuable upon the exercise of warrants.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 5 of 24 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      HARRIS FREEDMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                    492,970(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                102,200(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                492,970(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                102,200(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     595,170(1)(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 2,000 shares of Common Stock,  (b) 369,970 shares of
            Common Stock owned by Bridge Ventures, Inc. (including 85,250 shares of Common Stock  issuable upon exercise of warrants  owned by Bridge
            Ventures,  Inc.) and (c)  121,000  shares of Common  Stock  owned by
            SMACS  Holding  Corp.  (including  75,000  shares  of  Common  Stock issuable upon exercise of warrants owned by SMACS Holding Corp.).

(2)         Consists of 102,200 shares of Common Stock owned by Bridge Ventures,
            Inc.  Employee Pension Plan (including 10,000 shares of Common Stock issuable upon exercise of warrants  owned by Bridge  Ventures,  Inc.
            Employee Pension Plan).

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 6 of 24 Pages
-----------------------------                          -------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      SHARON WILL
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                     PF, OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   240,800(1)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                240,800(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     240,800(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.4%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 7,500 shares of Common Stock,  (b) 217,500 shares of
            Common Stock owned by Saggi Capital Corp.  (including 110,000 shares of Common Stock  issuable upon  exercise of warrants  owned by Saggi
            Capital  Corp.),  (c) 7,450  shares of Common  Stock  owned by Saggi
            Capital Corp.  Money  Purchase  Plan, and (d) 8,350 shares of Common
            Stock owned by Saggi Capital Corp. Profit Sharing Plan.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 7 of 24 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      SAGGI CAPITAL CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    217,500(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                217,500(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     217,500(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists  of (a)  107,500  shares  of Common  Stock and (b)  110,000 shares of Common Stock issuable upon the exercise of warrants.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 8 of 24 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      SAGGI CAPITAL CORP. MONEY PURCHASE PLAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    7,450
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                7,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     7,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     EP
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 9 of 24 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      SAGGI CAPITAL CORP. PROFIT SHARING PLAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    8,350
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                8,350
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,350
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
\     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                           EP
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 10 of 24 Pages
-----------------------------                          -------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      MICHAEL H. FREEDMAN
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                     PF, OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   23,500(1)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                23,500(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     23,500(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .2%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 18,500  shares of Common  Stock and (b) 5,000 shares of Common Stock issuable upon the exercise of warrants.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 11 of 24 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      THE ELITE VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    859,470(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                859,470(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     859,470(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists  of (a)  2,000  shares  of  Common  Stock  owned by  Harris
            Freedman,  (b)  369,970  shares  of  Common  Stock  owned by  Bridge
            Ventures,  Inc.  (including  85,250 shares of Common Stock  issuable upon  exercise  of warrants  owned by Bridge  Ventures,  Inc.),  (c)
            121,000  shares  of  Common  Stock  owned  by  SMACS  Holding  Corp.
            (including  75,000 shares of Common Stock  issuable upon exercise of warrants owned by SMACS Holding Corp.), (d) 102,200 shares of Common
            Stock  owned  by  Bridge  Ventures,   Inc.   Employee  Pension  Plan
            (including  10,000 shares of Common Stock  issuable upon exercise of warrants owned by Bridge Ventures,  Inc. Employee Pension Plan), (e)
            7,500  shares of Common  Stock  owned by Sharon  Will,  (f)  217,500 shares of  Common  Stock  owned by Saggi  Capital  Corp.  (including
            110,000  shares of Common Stock  issuable  upon exercise of warrants owned by Saggi  Capital  Corp.),  (g) 7,450  shares of Common  Stock owned by Saggi Capital Corp.  Money  Purchase Plan, (h) 8,350 shares of Common Stock owned by Saggi  Capital Corp.  Profit  Sharing Plan, and (i) 23,500  shares of Common Stock owned by Michael H.  Freedman
            (including  5,000 shares of Common Stock  issuable  upon exercise of warrants owned by Michael H. Freedman).

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 12 of 24 Pages
-----------------------------                          -------------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule  13D  filed  by  Harris  Freedman  with  the  Securities  and  Exchange
Commission  on July 18,  2002.  This  Amendment  No. 1 amends  and  restates the
Schedule 13D as set forth below.

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares of the common stock, par value $.01 per share (the "Shares"),  of Elite  Pharmaceuticals,  Inc. (the "Issuer").  The
principal  executive  offices of the Issuer  are  located at 165 Ludlow  Avenue,
Northvale, New Jersey 07647.

Item 2.     Identity and Background.
            -----------------------

            (a) This  Statement is filed on behalf of Bridge  Ventures,  Inc., a
Florida  corporation  ("Bridge"),  SMACS Holding  Corp.,  a Florida  corporation
("SMACS"),  Bridge Ventures, Inc. Employee Pension Plan ("Bridge Pension Plan"),
Harris Freedman,  Saggi Capital Corp., a New York corporation  ("Saggi"),  Saggi
Capital Corp. Money Purchase Plan ("Saggi  Purchase Plan"),  Saggi Capital Corp.
Profit Sharing Plan ("Saggi Sharing Plan"), Sharon Will, Michael H. Freedman and
The Elite Value Committee (the  "Committee").  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting  Persons." Each of the Reporting  Persons is party to a Joint Filing  Agreement  (the "Joint Filing
Agreement") as further described in Item 6.  Accordingly,  the Reporting Persons are hereby filing a Joint Schedule 13D.

            (b)-(c)  The  principal  business/occupation  of  Bridge,  SMACS and
Harris Freedman is private equity financing. Harris Freedman is a control person and the Secretary and a Director of each of Bridge and SMACS. Annelies Freedman,
Harris  Freedman's spouse who is not actively  employed,  is the President and a
Director of each of Bridge and SMACS.  Harris Freedman and Annelies Freedman are
the sole executive officers and directors of each of Bridge and SMACS. By virtue of his positions  with Bridge and SMACS,  Harris  Freedman has the sole power to vote and dispose of the Issuer's  Shares owned by each of Bridge and SMACS.  The principal  business  address of Bridge,  SMACS,  Harris  Friedman  and  Annelies
Freedman is 1241 Gulf of Mexico Drive, Sarasota, FL 34228.

            Bridge  Pension Plan is an employee  benefit plan for the benefit of
Harris  Freedman.  Harris  Freedman  and  Annelies  Freedman are the Trustees of
Bridge  Pension Plan.  By virtue of their  positions  with Bridge  Pension Plan,
Harris  Freedman and Annelies  Freedman have shared power to vote and dispose of the Issuer's Shares owned by Bridge Pension Plan. The principal business address of Bridge Pension Plan is 1241 Gulf of Mexico Drive, Sarasota, FL 34228.

            The  principal  business/occupation  of  Saggi  and  Sharon  Will is investor  relations and private equity  financing.  Ms. Will is a control person and the sole executive  officer  (President) and director of Saggi. By virtue of her positions with Saggi, Ms. Will has the sole power to vote and dispose of the
Issuer's Shares owned by Saggi. The principal  business address of Saggi and Ms.
Will is 9 Prospect Hill Road Ext., Pine Plains, NY 12567.

            Saggi  Purchase  Plan and Saggi  Sharing Plan are  employee  benefit plans for the benefit of Sharon Will and other  eligible  Saggi  employees.  Ms.
Will is the sole Trustee of each of Saggi  Purchase Plan and Saggi Sharing Plan.
By virtue of her positions  with Saggi Purchase Plan and Saggi Sharing Plan, Ms.
Will has the sole power to vote and dispose of the Issuer's Shares owned by each of Saggi Purchase Plan and Saggi Sharing Plan. The principal business address of
Saggi  Purchase Plan and Saggi  Sharing Plan is 9 Prospect Hill Road Ext.,  Pine
Plains, NY 12567.

            Michael  Freedman is an attorney  with the Law Offices of Michael H.
Freedman,  PLLC. Michael Freedman's  principal business address is 200 East 89th
St., Suite 17A, New York, NY 10128.

            The  Committee  is  not a  business  entity  and  has  no  place  of organization.  The Committee is composed of Bridge,  SMACS, Bridge Pension Plan,
Harris Freedman, Saggi, Saggi Purchase Plan, Saggi Sharing Plan, Sharon Will and
Michael Freedman.

            (d) None of the persons named in Item 2(b)-(c) has,  during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

            (e) None of the persons named in Item 2(b)-(c) has,  during the last five years,  been party to a civil  proceeding  of a judicial or  administrative body of  competent  jurisdiction  and as a result of such  proceeding  was or is subject to a judgment, decree or final order enjoining future

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 13 of 24 Pages
-----------------------------                          -------------------------

violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Harris  Freedman,  Sharon Will and Michael Freedman are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            The  aggregate  purchase  price of  282,220  Shares  owned by Bridge
(including the purchase price of 64,500 warrants) is $1,752,480. Such securities were acquired with working capital.  Bridge acquired an additional 67,000 Shares
pursuant  to  the  merger  between  Elite  and  Prologica  International,   Inc.
("Prologica").  Bridge  acquired an  additional  20,750  warrants  pursuant to a consulting agreement with Elite dated August 1, 1997.

            The 2,000 Shares owned outright by Harris Freedman were  transferred from Bridge to Mr. Freedman.

            The aggregate  purchase  price of the 121,000  Shares owned by SMACS
(including the purchase price of 75,000  warrants) is $265,899.  Such securities were acquired with working capital.

            The aggregate  purchase  price of the 102,200 Shares owned by Bridge
Pension Plan (including the purchase price of 10,000 warrants) is $386,085. Such securities were acquired with funds held by the plan.

            The  aggregate  purchase  price  of  117,500  Shares  owned by Saggi
(including the purchase price of 10,000 warrants) is $657,682.  Such Shares were acquired with working  capital.  Saggi acquired an additional  100,000  warrants pursuant to a consulting agreement with Elite dated August 1, 1997.

            The  aggregate  purchase  price of the 7,450  Shares  owned by Saggi
Purchase Plan is $55,092. Such Shares were acquired with funds held by the plan.

            The  aggregate  purchase  price of the 8,350  Shares  owned by Saggi
Sharing Plan is $59,755. Such Shares were acquired with funds held by the plan.

            The aggregate  purchase  price of the 7,500 Shares owned outright by
Sharon Will is $57,363. Such Shares were acquired with personal funds.

            Mr.  Freedman  acquired 18,500 Shares pursuant to the merger between
Elite and Prologica.  Mr.  Freedman  acquired  warrants  exercisable  into 5,000
Shares as compensation for his services as Secretary of Elite in 1998 and 1999.

Item 4.     Purpose of Transaction.
            -----------------------

            On July 16,  2002,  Bridge and Saggi  delivered a letter to Dr. Atul
Mehta,  the Issuer's  President and Chief  Executive  Officer,  and the Issuer's
Board of Directors questioning  management's  execution of its business plan and urging management to appoint  additional  senior level  management,  including a business  development  expert,  an investor  relations  firm,  and an investment banking  firm.  The  letter  also  expressed  concerns  regarding  the  Issuer's inability to consummate any licensing,  joint venture,  or other agreements with third parties.  Bridge and Saggi  requested a meeting with the Issuer's Board to discuss these and other matters. On July 17, 2002, Dr. Mehta and the Elite Board delivered a letter to Bridge and Saggi denying the request.

            On July 18, 2002, the Issuer's attorneys, James McElroy & Diehl,
P.A.,  delivered a letter ("July 18 Letter") to Harris Freedman alleging certain acts by Mr. Freedman  detrimental to the Issuer and explaining the rationale for the  Board's  decision  to deny  certain  stockholders'  request  to extend  the expiration  date of the Issuer's Class A Warrants.  On July 26, 2002, the Issuer
filed a Current Report on Form 8-K with the  Securities and Exchange  Commission stating that it would not extend the expiration date of the Class A Warrants. On
July 31, 2002,  Harris  Freedman's  attorneys,  Olshan Grundman Frome Rosenzweig
&  Wolosky  LLP,  delivered  a letter to the  Issuer's  attorneys  generally denying all allegations set forth in the July 18 Letter.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 14 of 24 Pages
-----------------------------                          -------------------------

            On  August  5,  2002,  the  Committee  filed a  preliminary  consent solicitation  statement with the Securities and Exchange  Commission in order to solicit written consents from the Issuer's  stockholders (a) to remove Donald S.
Pearson,  Harmon Aronson and Eric L. Sichel from the Issuer's Board of Directors without  cause and any person or persons  elected to the Board of  Directors  to fill any vacancy  arising since the last annual meeting of the  stockholders  of the Issuer,  or newly  created  directorships  and (b) to elect the  Committee's slate of  nominees,  Harris  Freedman,  Sharon  Will and Michael  Freedman  (the
"Slate") to the Issuer's Board of Directors, and to serve until their respective successors  are duly  elected  and  qualify.  Upon  finalization  of its consent solicitation  materials,  the Committee intends to solicit written consents from the  stockholders of the Issuer effecting such removal and electing the Slate to the Issuer's Board of Directors.

            On August 5, 2002, Harris Freedman  delivered a letter to the Issuer requesting  to inspect a complete  list of the Issuer's  stockholders  and other corporate  records as permitted by the Issuer's Bylaws and applicable state law.
The  purpose  of  the  inspection  is  to  solicit  written  consents  from  the stockholders  of the Issuer to effect such removal and to elect the Slate to the
Issuer's  Board of  Directors.  A copy of the letter is  attached  as an exhibit hereto and incorporated herein by reference.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or  proposal  that would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. Each of the Reporting Persons intends to review its  investment  in the Issuer on a  continuing  basis and may change its intentions with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            (a)-(b) The aggregate  percentage of Shares  reported  owned by each person named in Item 2(b)-(c) is based upon 9,725,736 Shares outstanding,  which is the total number of Shares  outstanding  as reported in the  Issuer's  Annual
Report on Form 10-K for the fiscal year ended March 31, 2002.

            As of the close of business on August 2, 2002,  Bridge  beneficially owned  369,970  Shares,  including  85,250  Shares  issuable  upon  exercise  of warrants,  constituting  approximately  3.8% of the  Shares  outstanding.  SMACS beneficially  owned  121,000  Shares,  including  75,000  Shares  issuable  upon exercise of warrants, constituting approximately 1.2% of the Shares outstanding.
Bridge Pension Plan beneficially  owned 102,200 Shares,  including 10,000 Shares issuable  upon  exercise of  warrants,  constituting  approximately  1.0% of the
Shares outstanding.  Harris Freedman  beneficially owned 2,000 Shares and may be deemed to beneficially own the 490,970 Shares owned directly by Bridge and SMACS by virtue of his direct  authority  to vote and dispose of such  Shares.  Harris
Freedman and his spouse Annelies  Freedman may be deemed to beneficially own the
102,200 Shares owned by Bridge Pension Plan by virtue of their shared  authority to vote and dispose of such Shares.  Accordingly,  Harris  Freedman has sole and shared  voting and  dispositive  power with  respect to an  aggregate of 595,170
Shares,  constituting  approximately  6.0%  of the  Shares  outstanding.  Harris
Freedman and Annelies Freedman each disclaim beneficial  ownership of the Shares owned by Bridge,  SMACS and Bridge  Pension Plan except to the extent of each of his/her equity interest in such entities.

            As of the close of  business on August 2, 2002,  Saggi  beneficially owned 217,500 Shares, including 110,000 Shares,  constituting approximately 2.2%
of the Shares outstanding.  Saggi Purchase Plan beneficially owned 7,450 Shares, constituting  approximately  .1% of the Shares  outstanding.  Saggi Sharing Plan beneficially  owned 8,350 Shares,  constituting  approximately .1% of the Shares outstanding.  Sharon Will  beneficially  owned 7,500 Shares and may be deemed to beneficially  own the 233,300  Shares owned by Saggi,  Saggi  Purchase  Plan and
Saggi Sharing Plan by virtue of her direct authority to vote and dispose of such
Shares.  Accordingly,  Sharon  Will has sole voting and  dispositive  power with respect to an aggregate of 240,800 Shares, constituting approximately 2.4%

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 15 of 24 Pages
-----------------------------                          -------------------------

of the outstanding Shares. Sharon Will is also the sole beneficiary of a foreign trust, The Dutchess Foundation Vaduz ("Dutchess"), which is the beneficial owner of 235,984  Shares,  including  125,000  Shares  issuable  upon the  exercise of warrants,  constituting  approximately 2.4% of the Shares outstanding.  Ms. Will does not have voting or dispositive  power with respect to the securities  owned by Dutchess and is not deemed to be a beneficial owner of such Shares.  Ms. Will disclaims beneficial ownership of the Shares owned by Saggi, Saggi Purchase Plan and Saggi  Sharing  Plan  except to the  extent of her equity  interest  in such entities.

            As of the close of  business  on August 2,  2002,  Michael  Freedman beneficially  owned 23,500  Shares,  including  5,000 Shares  issuable  upon the exercise of warrants,  constituting approximately .2% of the Shares outstanding.
Mr. Freedman has sole voting and dispositive power with respect to such Shares.

            (c) Schedule A annexed hereto lists all transactions in the Issuer's
Shares during the last sixty days by the persons named in Item 2(b)-(c).  All of such transactions were effected in the open market, except as otherwise noted.

            (d) No person other than the persons named in Item 2(b)-(c) is known to have the right to receive,  or the power to direct the  receipt of  dividends from,  or  proceeds  from the sale of, the Shares  that are the  subject of this filing on Schedule 13D.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect
            ---------------------------------------------------------------------
            to Securities of the Issuer.
            ----------------------------

            Bridge,  SMACS,  Bridge Pension Plan, Harris Freedman,  Saggi, Saggi
Purchase  Plan,  Saggi  Sharing  Plan,  Sharon  Will  and  Michael  H.  Freedman
(collectively,  the "Group")  entered into a Joint Filing  Agreement,  in which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of  statements on Schedule 13D with respect to the Shares of the Issuer,
(ii) the parties  agreed to form the  Committee  for the  purpose of  soliciting written  consents or proxies for the  purposes set forth in Item 4, (iii) Harris
Freedman,  Sharon Will and Michael  Freedman agreed to serve as directors of the
Issuer if duly elected,  and (iv) Bridge agreed to bear all expenses incurred in connection with the Group's activities,  including approved expenses incurred by any of the  parties in the  solicitation  of written  consents or proxies by the
Committee.  The Joint  Filing  Agreement  is  attached  hereto as an exhibit and incorporated  herein  by  reference  and all  references  contained  herein  are qualified in their entirety by reference to such Joint Filing Agreement.

            Other than as described above, there are no contracts,  arrangements or  understandings  among the  persons  named in Item  2(b)-(c),  or between the persons  named in Item  2(b)-(c)  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            1.    Joint Filing Agreement dated August 5, 2002.

            2.    Letter from Harris Freedman to Elite Pharmaceuticals, Inc.
                  dated August 5, 2002.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 16 of 24 Pages
-----------------------------                          -------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2002                   BRIDGE VENTURES, INC.

                                        By: /s/ Harris Freedman
                                            ------------------------------------
                                            Harris Freedman, Secretary

                                        SMACS HOLDING CORP.

                                        By: /s/ Harris Freedman
                                            ------------------------------------
                                            Harris Freedman, Secretary

                                        BRIDGE VENTURES, INC.
                                        EMPLOYEE PENSION PLAN

                                        By: /s/ Harris Freedman
                                            ------------------------------------
                                            Harris Freedman, Trustee

                                        /s/ Harris Freedman
                                        ----------------------------------------
                                        HARRIS FREEDMAN

                                        SAGGI CAPITAL CORP.

                                        By: /s/ Sharon Will
                                            ------------------------------------
                                            Sharon Will, President

                                        SAGGI CAPITAL CORP.
                                        MONEY PURCHASE PLAN

                                        By: /s/ Sharon Will
                                            ------------------------------------
                                            Sharon Will, Trustee

                                        SAGGI CAPITAL CORP.
                                        PROFIT SHARING PLAN

                                        By: /s/ Sharon Will
                                            ------------------------------------
                                            Sharon Will, Trustee

                                        /s/ Sharon Will
                                        ------------------------------------
                                        SHARON WILL

                                        /s/ MICHAEL H. FREEDMAN
                                        -------------------------------
                                        MICHAEL H. FREEDMAN

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 17 of 24 Pages
-----------------------------                          -------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common                     Price Per                   Date of
Stock Purchased/(Sold)                 Share($)                 Purchase/(Sale)
----------------------                 --------                 ---------------

                              BRIDGE VENTURES, INC.
                              ---------------------

        1,000                           5.48                        6/11/02
        2,500                           5.23                        6/11/02
        1,000                           5.53                        6/13/02
        7,000                           5.07                        6/13/02
        5,000                           5.14                        6/21/02
        9,000                           4.85                        6/24/02
        3,000                           4.98                        6/25/02
      (10,000)                          3.06                       (7/22/02)
       (4,000)                          3.17                       (7/22/02)
       (2,000)                           (1)                        (8/1/02)

                              BRIDGE VENTURES, INC.
                              EMPLOYEE PENSION PLAN
                              ---------------------
        3,500                           5.00                        7/05/02
       10,200                           4.00                        7/10/02
        7,000                           3.12                        7/22/02
       10,000                           3.06                        7/22/02
        4,000                           3.17                        7/22/02

                               SAGGI CAPITAL CORP.
                               -------------------
        5,000                           5.00                        6/13/02
        1,000                           5.05                        6/26/02

                                   SHARON WILL
                                   -----------
       (1,000)                          5.40                       (6/14/02)

                               SMACS HOLDING CORP.
                               -------------------
                                      None

                     SAGGI CAPITAL CORP. MONEY PURCHASE PLAN
                     ---------------------------------------
                                      None

                     SAGGI CAPITAL CORP. PROFIT SHARING PLAN
                     ---------------------------------------
                                      None

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 18 of 24 Pages
-----------------------------                          -------------------------

                                 HARRIS FREEDMAN
                                 ---------------

        2,000                           (1)                       8/1/02

                                ANNELIES FREEDMAN
                                -----------------
                                      None

                               MICHAEL H. FREEDMAN
                               -------------------
                                      None

----------------------

(1)   On August 1, 2002,  2,000  Shares  were  transferred  from the  account of
      Bridge Ventures, Inc. to the account of Harris Freedman.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 19 of 24 Pages
-----------------------------                          -------------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                               Page
-------                                                               ----

1.    Joint Filing Agreement dated August 5, 2002.                   20 to 21

2.    Letter from Harris Freedman to Elite Pharmaceuticals, Inc.
      dated August 5, 2002.                                          22 to 24

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 20 of 24 Pages
-----------------------------                          -------------------------

                             JOINT FILING AGREEMENT

            WHEREAS,  certain of the  undersigned  are  stockholders,  direct or beneficial, of Elite Pharmaceuticals, Inc., a Delaware corporation ("Elite");

            WHEREAS,   Harris  Freedman,   Bridge  Ventures,   Inc.,  a  Florida
corporation  ("Bridge"),  SMACS  Holding  Corp,  a Florida  corporation,  Bridge
Ventures,  Inc.  Employee  Pension Plan,  Sharon Will,  Saggi Capital  Corp.,  a
Florida  corporation,  Saggi Capital Corp.  Money Purchase  Plan,  Saggi Capital
Corp.  Profit  Sharing  Plan and Michael H.  Freedman  wish to form a group (the
"Group") with regard to their investment in Elite.

            WHEREAS, Harris Freedman, Sharon Will and Michael Freedman desire to serve as directors of Elite.

            NOW,  IT IS  AGREED,  this 5th day of  August,  2002 by the  parties hereto:

            1. In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of  statements  on Schedule 13D with respect to the securities of Elite (the "Shares").

            2. So long as this agreement is in effect,  each of the  undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig  &  Wolosky
LLP  ("Olshan")  of (i) any of their  purchases or sales of Shares;  or (ii) any
Shares over which they acquire or dispose of beneficial ownership.  Notice shall be given no later than 24 hours after each such transaction.

            3. The parties  hereby agree to form The Elite Value  Committee (the
"Committee")  for the purpose of, among other  things,  (i)  soliciting  written consents to, among other things,  remove certain  directors from the Elite Board of  Directors  and to replace in their stead  Harris  Freedman,  Sharon Will and
Michael  Freedman,  or any other  person(s)  selected  by  Bridge;  and/or  (ii)
soliciting  proxies for,  among other things,  the election of Harris  Freedman,
Sharon Will and Michael  Freedman to the Elite Board of Directors,  or any other person(s)  nominated by Bridge,  at the next annual meeting of  stockholders  of
Elite or any special meeting of stockholders held for such purpose.

            4. Harris Freedman, Sharon Will and Michael Freedman hereby agree to serve as directors of Elite if duly elected.

            5. Bridge hereby agrees to bear all expenses  incurred in connection with the Group's  activities,  including expenses incurred by any of the parties in a solicitation of written  consents or proxies by the Group.  Notwithstanding the  foregoing,  Bridge  shall not be  required to  reimburse  any party for (i)
out-of-pocket  expenses  incurred by a party in the  aggregate in excess of $250 without  Bridge's  prior  written  approval;  (ii) the  value of the time of any party;  (iii) legal fees incurred  without Bridge's prior written  approval;  or
(iv) the costs of any counsel,  other than Olshan,  employed in connection  with any pending or threatened litigation without Bridge's prior written consent.

            6. The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell Shares of Elite, as it deems appropriate, in its sole discretion,  provided that all such sales are made in compliance with all applicable securities laws.

            7. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same  instrument,  which may be  sufficiently  evidenced  by one counterpart.

            8. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 21 of 24 Pages
-----------------------------                          -------------------------

            9. Any  party  hereto  may  terminate  his  obligations  under  this agreement at any time on 24 hours written  notice to all other  parties,  with a copy by fax to Thomas J. Fleming at Olshan, Fax No. (212) 755-1467.

            10. Each party acknowledges that Olshan shall act as counsel for the
Group.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Dated: August 5, 2002                   BRIDGE VENTURES, INC.

                                        By: /s/ Harris Freedman
                                            ------------------------------------
                                            Harris Freedman, Secretary

                                        SMACS HOLDING CORP.

                                        By: /s/ Harris Freedman
                                            ------------------------------------
                                            Harris Freedman, Secretary

                                        BRIDGE VENTURES, INC.
                                        EMPLOYEE PENSION PLAN

                                        By: /s/ Harris Freedman
                                            ------------------------------------
                                            Harris Freedman, Trustee

                                        /s/ Harris Freedman
                                        ---------------------------------------
                                        HARRIS FREEDMAN

                                        SAGGI CAPITAL CORP.

                                        By: /s/ Sharon Will
                                            ------------------------------------
                                            Sharon Will, President

                                        SAGGI CAPITAL CORP.
                                        MONEY PURCHASE PLAN

                                        By: /s/ Sharon Will
                                            ------------------------------------
                                            Sharon Will, Trustee

                                        SAGGI CAPITAL CORP.
                                        PROFIT SHARING PLAN

                                        By: /s/ Sharon Will
                                            ------------------------------------
                                            Sharon Will, Trustee

                                        /s/ Sharon Will
                                        ------------------------------------
                                        SHARON WILL

                                        /s/ MICHAEL H. FREEDMAN
                                        -------------------------------
                                        MICHAEL H. FREEDMAN

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 22 of 24 Pages
-----------------------------                          -------------------------

                                 HARRIS FREEDMAN
                            1241 Gulf of Mexico Drive
                           Longboat Key, Florida 34228

                                              August 5, 2002

Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, New Jersey 07647
Attn: Corporate Secretary

Dear Sir or Madam:

            Harris  Freedman (the  "Shareholder")  is the  beneficial  holder of
595,170  shares  (at  least  1,000  shares  of which  are held of  record)  (the
"Shares")  of common  stock,  $0.10 par value  (the  "Common  Stock"),  of Elite
Pharmaceuticals,  Inc., a Delaware corporation (the "Company"),  as of the close of business on August 2, 2002.

            The Shareholder hereby demands the right, pursuant to Section 220 of the Delaware General  Corporation  Law, during the usual hours for business,  to inspect the following records and documents of the Company and to make copies or extracts therefrom:

            (a)     A  complete  record  or list of the  holders  of the  Common
                    Stock,   certified   by   its   transfer   agent(s)   and/or
                    registrar(s), showing the name, address and number of shares registered in the name of each such holder,  as of August 5,
                    2002 (the "Record  Date"),  the record date  established for
                    the   purpose  of   soliciting   written   consents  of  the
                    shareholders  of the Company to, among other things,  remove and replace the members of the Company's  Board of Directors
                    (the "Consent Solicitation");

            (b)     A magnetic  computer  tape list of the holders of the Common
                    Stock as of the Record Date,  showing the name,  address and number of shares registered in the name of each such holder;
                    such   computer   processing   data  as  is  necessary   for
                    Shareholder to make use of such magnetic  computer tape; and
                    a hard copy  printout  of such  magnetic  computer  tape for verification purposes;

            (c)     A stop list or stop lists relating to shares of Common Stock of the Company and any additions or deletions thereto;

            (d)     All  information  in the  Company's or its transfer  agent's
                    possession,   or  which  can  reasonably  be  obtained  from
                    nominees of any central  certificate  depository  systems or their nominees,  brokers,  dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees,  concerning  the number and identity of the actual beneficial owners of the Common Stock as of the Record Date, including an  alphabetical  breakdown of any holdings in the respective  names of Cede & Co and DLJ and other similar
                    depositories  or  nominees as well as any  material  request
                    list   provided  by   Automatic   Data   Processing-Investor
                    Communications  Services and any omnibus  proxies  issued by such entities;

            (e)     All  information  in  or  which  comes  into  the  Company's possession or which can reasonably be obtained from brokers,
                    dealers,   banks,   clearing  agencies  or  voting  trustees
                    relating to the names of the non-objecting beneficial owners of  the  Common  Stock  in  the  format  of  a  printout  in descending  order balance (such  information with respect to brokers  and  dealers is readily  available  to the  Company under Rule 14b-1 of the Securities  Exchange Act of 1934, as amended (the "Exchange Act"), from ADP Proxy Services);

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 23 of 24 Pages
-----------------------------                          -------------------------

            (f)     All  "respondent  bank" lists and  omnibus  proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;

            (g)     A list of shareholders  of the Company who are  participants in any Company  employee stock  ownership,  stock  purchase,
                    stock  option,  retirement,   restricted  stock,  incentive,
                    profit sharing, dividend reinvestment or any similar plan in which voting of Common  Stock under the plan is  controlled, directly or indirectly,  individually  or  collectively,  by such plan's  participants,  showing (i) the name and address of each  such  participant,  (ii) the  number  of  shares of
                    Common Stock  attributable  to each such  participant in any such plan, and (iii) the method by which the  Shareholder or its agents may communicate with each such participant;

            (h)     A correct and complete copy of the bylaws of the Company and any and all changes of any sort to the bylaws of the Company hereafter made through October 4, 2002,  including,  without limitation,  any amendment to existing bylaws, any adoptions of new bylaws or deletions from existing bylaws; and

            (i)     The  undersigned  demands that  modifications,  additions or
                    deletions  to  any  and  all  information   referred  to  in
                    paragraphs  (a)  through  (h)  above  from  the  date of any
                    information,   to  and   including   October  4,  2002,   be
                    immediately  furnished  to the  designated  parties  as such modifications,  additions or deletions  become  available to the Company or its agents or representatives.

            Shareholder  will bear the reasonable  costs incurred by the Company including those of its transfer  agent(s) or registrar(s) in connection with the production of the information demanded.

            The purpose of this demand is to enable  Shareholder  to communicate with the Company's  shareholders  in connection with the removal and replacement of the Company's Board of Directors pursuant to the Consent Solicitation.

            Shareholder hereby designates and authorizes Michael H. Freedman and any other persons  designated by him,  acting singly or in any  combination,  to conduct the inspection and copying  herein  requested.  It is requested that the information  identified above be made available to the designated parties on the sixth business day after receipt of this demand.

            Please immediately advise Thomas J. Fleming of Olshan Grundman Frome
Rosenzweig &  Wolosky LLP at (212) 753-7200,  as to when and where the items demanded above will be available.

                                             /s/ Harris Freedman
                                             --------------------------------
                                             Harris Freedman

-----------------------------                          -------------------------
CUSIP No. 28659T200                   13D                  Page 24 of 24 Pages
-----------------------------                          -------------------------

State of New York   )
                    )  ss:
County of New York  )

            HARRIS  FREEDMAN,  being sworn,  states:  I executed  the  foregoing letter,  and the  information  and  facts  stated  therein  regarding  my  share ownership and the purpose of this demand for inspection are true and correct.

                                             /s/ Harris Freedman
                                             --------------------------------
                                             Harris Freedman

Subscribed and sworn to before me
this 5th day of August, 2002.

/s/ Frances Madeson
---------------------------
      Notary Public

My commission expires:_____________________